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PRESS RELEASE

                           Acergy S.A. - Board Change

Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock Exchange: ACY), announces that Tom Ehret, Chief Executive Officer since early 2003 and Director since 2004, has informed the Board of Directors that he intends to retire from his position as Chief Executive during 2008. The Board has appointed consultants to assist in identifying candidates for the Chief Executive position and the process is well advanced. Mr Ehret will continue in post for an appropriate period after the appointment of his successor to ensure an efficient handover.

Mr Ehret has accepted the invitation of the Board to continue as a non-Executive Director, following the handover to the new Chief Executive Officer.

Mark Woolveridge, Chairman, Acergy S.A., said:

"On behalf of the Board, I would like to thank Tom for his outstanding contribution to the Group. Following his appointment in 2003, Tom led the team which transformed the Group's fortunes, positioning Acergy as a global leader in the offshore engineering and construction market and creating an independent future for the business. The Group and its shareholders have gained greatly from Tom's stewardship and we look forward to continuing to benefit from his knowledge and support once his successor has been appointed."

Tom Ehret, Chief Executive Officer, Acergy S.A., said:

"I have greatly enjoyed the last five years and I am proud of what we have achieved in delivering Acergy's transformation and its subsequent dynamic growth. The Group today has a leading market position, with strong growth prospects across all regions worldwide.

Until a new Chief Executive is appointed and in post, I remain enthusiastically committed to the tasks in hand of delivering our growth plans for 2007/08 and extending our industry leadership. For the longer term future, I am delighted that the Board has invited me to continue my involvement with Acergy in a non-executive capacity."

Notes to Editors

Corporate Developments 2003 -2007
     o    Tom Ehret joined Stolt Offshore as Chief Executive Officer, March 2003
     o    Corporate Recovery Plan launched and executed between 2003 - 2004
          o Company restructured into a pure play, independent offshore engineering and construction company focussed on the global SURF and IMR markets
          o    Disposal of surplus assets and businesses; new equity raised
     o    Acergy returned to profitability, 2004
     o    Investment in new assets for the growing SURF market, 2006
     o    Stolt Offshore name change to Acergy, early 2006
     o    Achieved 35% net operating revenue CAGR for 2004 to 2007
     o Refinanced $400 million credit and guarantee facility, issued $500 million convertible bond, initiated $300 million share buyback plan in 2006
     o    Paid first ever dividend, 2007
     o    Growth in work force from 5,300 in 2004 to 8,000 in 2007
     o    Record revenue of approximately $2.7 billion expected for fiscal year
          2007
     o    Record backlog at 2007 year end of $3.1 billion

Contacts:

Karen Menzel                                           Patrick Handley
Acergy S.A.                                            Brunswick Group LLP
+44 (0)20 7290 1744                                    +44 (0)20 7404 5959
karen.menzel@acergy-group.com                          acergy@brunswickgroup.com

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the intention of Mr. Ehret to retire from his position as Chief Executive Officer and the timing of such retirement, statements as to the process of identifying candidates for the Chief Executive position and statements as to Mr. Ehret's continuation as a non-Executive Director of Acergy S.A. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or government enquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.